July 6, 2005

Via US Mail and Facsimile

Mr. Jesus Dias
Chief Financial Officer
Abazias, Inc.
5124 SW 91st Terrace, Suite A
Gainseville, FL 32608

Re: Abazias, Inc.
         Form 10-KSB for the year ended December 31, 2004
         Commission File Number: 000-23532

Dear Mr. Diaz:

We have reviewed the above referenced filing and have the following comments. We have limited our review to the financial statements and related disclosures included within these documents. Understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.

Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.

We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

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Item 6. Management's Discussion and Analysis or Plan of Operation

Results of Operations

Year Ended December 31, 2004 vs. Year Ended December 31, 2003, page 22

1. From your presentation of Results of Operations, it appears there have been material changes in each income statement line item presented. Your explanations provided in this section do

not provide enough information about these changes for the reader of the financial statements to understand and evaluate your business. Please revise the explanations presented to clearly and completely explain the facts and circumstances surrounding each change. Include a draft of your intended disclosure with your response. Refer to the guidance in Item 303 (b) of Regulation S-B.

Liquidity and Capital Resources, page 27

2. On page 12, you assert your belief that you have and can generate sufficient cash resources to operate for the next 12 months. Discuss this assertion in Management's Discussion and Analysis, and include the specific reasons underlying your belief. In this discussion, provide an estimate of your monthly cash operating expenses and indicate the level of sales needed to provide adequate resources to fund these expenses.

3. You state that your majority stockholder advances money on an as-needed basis. Please expand this disclosure to indicate that, notwithstanding his willingness to make advances in the past, your majority stockholder has no legal obligation to make further advances in the future.

Financial Statements

Note 1 – Summary of Significant Accounting Policies, page F-6

Revenue Recognition
4. We note from your disclosure here and elsewhere in your filing that you have a standard 10-day return policy. Supplementally explain to us and revise your disclosure to indicate how you calculate and account for expected returns. If such returns cannot be reasonably estimated, you should defer revenue recognition until the 10-day return period has expired. See SFAS 48 for guidance.

5. We note from disclosure on page 6 that you extend an 80% lifetime trade-up policy on all diamond purchases. Supplementally explain to us and expand your disclosure to discuss how you have assessed and recorded the fair value of these guarantees. Refer to the guidance in EITF 00-24 FIN 45.

6. Supplementally tell us how you set the price of your products. For example, on page 6, you state that an efficient price structure has been established that has created incentives for your suppliers to provide you with advantageous prices. Please explain to us how your price structure was established, and whether there is any standard relationship between the prices of diamonds to your customers and the amounts you pay to your diamond suppliers.

7. We note that you do not hold diamonds in inventory and that most of the diamonds you display on your web site are owned by your suppliers. We also note that you require payments from customers in advance. These facts suggest you may be acting as an agent for

your diamond suppliers and, if so, sales of such diamonds should be reported on a net basis (that is, the amount received from the customer less the amount paid to the diamond supplier). Please refer to EITF 99-19 to determine whether you should report revenues on a gross or net basis. In this regard, consideration should be given to the possibility that your jewelry sales should be reported on a gross basis and diamond sales should be reported on a net basis. If you conclude that gross revenue reporting is appropriate for all of your product sales, supplementally provide us with your analysis of each of the indicators set forth in EITF 99-19.

8. Regardless of whether you use gross or net reporting, or a combination thereof, please expand the description of your revenue recognition policy to disclose the reasons why you believe your policy is appropriate.

Note 5 – Income Taxes, page F-6

9. Please revise your income tax note to present all disclosures required by paragraphs 41-48 of SFAS 109. Specifically, your disclosure should be revised to present current and deferred tax expense or benefit by jurisdiction, a reconciliation using either percentages or dollar amounts of the reported amount of income tax expense attributable to continuing operations for the year to the amount of income tax expense that would result from applying domestic federal statutory rates to pretax income from continuing operations, and the reason you believe a valuation allowance is necessary. Please include a draft of your proposed revised disclosure with your response.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your response to our comments via EDGAR within ten business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 with any concerns as I supervised the review of your filing.

Sincerely,

David R. Humphrey
Branch Chief